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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

   NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940.




 ............................THE VANTAGEPOINT FUNDS............................

                           Exact Name of Registrant



   The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


   Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Washington and the District of Columbia on the First day of March, 1999.


   Signature................................

   By:          Paul F. Gallagher, Secretary

   (Name of director, trustee or officer signing on behalf of Registrant)